

Rita Mounir · 3rd

Co-Founder and COO, Allthenticate - Changing the way
people Authenticate themselves with Allthenticate

Santa Barbara, California · 500+ connections · **Contact info**

 **Allthenticate**

 **University of Califor
Santa Barbara**

Featured



Last week, we chose Chick-fil-a as our lunch destination
Allthenticate is excited to be back in our office this sumn
disrupt the world of security. Welcome back to our found
Chad Spensky Rita Mounir and Evan Blasband who have

 53 · 2 Comments

Experience



Co-Founder and COO

Allthenticate

Dec 2018 – Present · 1 yr 8 mos
Santa Barbara, California Area

Allthenticate, is a cybersecurity start-up company whose product unifies all of the existing authentication needs (both digital and physical) of businesses into one easy-to-use, easy-to-manage system, enabling users to replace keys and passwords with their smartphones.

contact info:
rita@allthenticate.net
www.allthenticate.net

 **Allthenticate**



Business Analyst
Carpe Data
Apr 2019 – Jul 2020 · 1 yr 4 mos
Santa Barbara, California Area

Carpe Data provides next-generation predictive scoring and data products to P&C and life insurance companies by leveraging the social web, online content, and other forms of next-generation data. Carpe Data's products enable insurers to more accurately predict risks and innovate with new products to meet changing customer needs.

 **Carpe Data**



Peer Mentor - Middle Eastern Resource Center
University of California, Santa Barbara
Oct 2017 – May 2019 · 1 yr 8 mos
Santa Barbara, California Area



sponsorship team
SB Hacks
Oct 2018 – 2019 · 1 yr
Santa Barbara, California Area

Sponsorship team:

- Helped raising a budget of $50,000+ for the Hackathon

...see mor



Finance Intern
Credit Agricole
Aug 2017 – Oct 2017 · 3 mos
Casablanca Prefecture, Morocco

Finance internship in a cooperative financial institution : "Groupe Crédit Agricole"

- Assisted with international transactions

see mor

···

Joined the trading room to observe traders' operations

Education



University of California, Santa Barbara
Bachelor of Science - BS , Financial Mathematics and Data Science
2016 – 2019

Lycée français Léon L'africain
Scientific French international Baccalaureate, Mathematics , High honors
2012 – 2016
Activities and Societies:

Licenses & Certifications



IELTS International English Language Testing System
British Council
Issued Nov 2015 · No Expiration Date

DELE Diplomas of Spanish as a Foreign Language
cervantes
Issued Oct 2015 · No Expiration Date

See credential



SAT
The College Board



